SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT N0. 2)1

MDSI Mobile Data Solutions Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

55268N100

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

        1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55268N100	13G	Page 2 of 5 Pages

1	Name Of Reporting Persons
Richard S. Waidmann

S.S. or I.R.S. Identification No. of Above Persons
Not Applicable

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) |_|
(b) |_|

3	SEC Use Only

4	Citizenship Or Place Of Organization
United States

	5	Sole Voting Power
Number of		687,250

Shares	6	Shared Voting Power
0
Beneficially

Owned By	7	Sole Dispositive Power
687,250
Each

Reporting	8	Shared Dispositive Power
Person With		0

9	Aggregate Amount Beneficially Owned By Each Reporting Person
687,250

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9
7.8%

12	Type Of Reporting Person (See Instructions)
IN

CUSIP No. 55268N100	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

MDSI Mobile Data Solutions Inc.

Item 1	(b).	Address of Issuer's Principal Executive Offices:

10271 Shellbridge Way Richmond, British Columbia Canada V6X 2W8

Item 2	(a).	Name of Person Filing:

Richard S. Waidmann

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

12443 Olive Boulevard Creve Coeur, Missouri 63141

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Shares, no par value

Item 2	(e).	CUSIP Number:

55268N100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 55268N100	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

687,250 shares, including options to acquire 137,450 shares, exercisable within 60 days of December 31, 2001.

(b)	Percent of Class

7.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

687,250

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

687,250

(iv)	Shared power to dispose or to direct the disposition of

0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

CUSIP No. 55268N100	13G	Page 5 of 5 Pages

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2002
(Date)

/s/ Richard S. Waidmann
(Signature)

Richard S. Waidmann/Senior Vice President & General Manager, eServices Division
(Name/Title)